Registration No. ______________


                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                          -----------------------


                                 Form S-2
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          -----------------------

                    1st FRANKLIN FINANCIAL CORPORATION

     A Georgia Corporation               I.R.S. Employer No. 58-0521233

                          213 East Tugalo Street
                            Post Office Box 880
                          Toccoa, Georgia  30577
                               (706) 886-7571
                          -----------------------


            Agent for Service:                    Copy To:
            A. Roger Guimond                   Mark L. Hanson
          213 East Tugalo Street         Jones, Day, Reavis & Pogue
           Post Office Box 880               3500 SunTrust Plaza
          Toccoa, Georgia  30577          303 Peachtree Street, N.E.
              (706) 886-7571             Atlanta, Georgia  30308-3242
                                                (404) 521-3939

                          -----------------------
   Approximate date of proposed sale to public: From time to time commencing as soon as possible after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following.    X

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following.   X

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering .

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following.

                           -----------------------

                       CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------
Title of each                       Proposed        Proposed
class of             Amount         maximum          maximum        Amount of
securities to        to be          offering        aggregate     registration
be registered      registered    price per unit   offering price     fee (1)
------------------------------------------------------------------------------
Variable Rate
Subordinated
Debentures......  $20,000,000        100%         $20,000,000         $5,280
------------------------------------------------------------------------------

(1) Calculated in accordance with Rule 457(a) by multiplying the maximum aggregate offering price by .000264.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a) may determine.

     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2000

                    1st FRANKLIN FINANCIAL CORPORATION

                      PROSPECTUS dated April __, 2000

            $20,000,000 VARIABLE RATE SUBORDINATED DEBENTURES
            _________________________________________________

1st Franklin Financial Corporation will issue the Variable Rate Subordinated Debentures (the "Debentures") in varying minimum purchase amounts that we will establish each Thursday, on a weekly basis. For each respective purchase amount, we will establish an interest rate and an interest adjustment period that may range from one month to four years ("established features"). The established features will be available for the period from each Thursday through the following Wednesday and will be applicable to all Debentures sold we sell during that period. At the end of each interest adjustment period, the interest rate will automatically adjust to the then current rate. All other provisions will remain unchanged for the entire term of the Debenture.

We will publish the established features weekly in a newspaper of general circulation and, in addition, you can obtain the established features from our web site at http://www.1ffc.com or from our executive offices in Toccoa, Georgia. A Rule 424(b)(2) prospectus supplement setting forth the established features will be filed weekly with the Securities and Exchange Commission.

We may redeem the Debentures. upon at least 30 days written notice, at any time prior to maturity for a redemption price equal to the principal amount plus any unpaid interest thereon to the date of redemption. Holders of Debentures may request redemption of the Debentures at the end of any interest adjustment period for a redemption price equal to the principal amount plus any unpaid interest thereon to the date of redemption. In addition, at the request of a holder of Debentures, we may, at our option, redeem such holders's Debentures during any interest adjustment period for a redemption price equal to the principal amount plus interest thereon at the rate of one-half the stated rate on such Debentures.

The Debentures mature four years from date of issue , subject to automatic extension for one four year period, but the holder may redeem his or her Debenture without penalty at the end of any interest adjustment period or at maturity.

There is not, nor is there likely to be, a market for these securities.

      Investing in our Debentures involves risk. See "Risk Factors" beginning on page 3 for a description of these risks.


The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THESE SECURITIES ARE NOT BANK DEPOSITS NOR BANK OBLIGATIONS AND ARE NOT INSURED BY THE FDIC.

-----------------------------------------------------------------------------
                                          Underwriting
                        Price to          Discounts and       Proceeds to
                         Public          Commissions (a)       Company (b)
-----------------------------------------------------------------------------
Per Debenture........      100%               None                100%
  Total..............  $20,000,000            None            $20,000,000
-----------------------------------------------------------------------------

(a) None of the securities described above will be underwritten and no commissions or other remunerations will be paid in connection with their sale. We will sell them at face value through our executive officers.

(b)   Before deduction of the Company's expenses, estimated at $36,880.


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED APRIL 10, 2000.

                           AVAILABLE INFORMATION

1st Franklin Financial Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth St., N.W., Washington, D.C. 20549 and at the Commission's Regional Offices or the public reference offices thereof located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth St., N.W., Washington, D.C. 20549 at the rates prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of that site is http://www.sec.gov.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company incorporates herein by reference the following documents:

 (a)  The Company's Annual Report on Form 10-K for the year ended
      December 31, 1999 and filed pursuant to Section 15(d) of the Exchange Act with the Commission.

 (b) From the Company's annual report to security holders for the year ended December 31,1999, which is delivered with this Prospectus, the following:

      (i) Description of business furnished in accordance with the provisions of Rule 14a-3(b)(6) under the Exchange Act;

      (ii) Financial statements and information furnished in accordance with the provisions of Rule 14a-3(b)(1);

      (iii) Selected financial data furnished as required by Item 301 of Regulation S-K;

      (iv) Supplementary financial data furnished as required by Item 302 of Regulation S-K; and

      (v) Management's Discussion and Analysis of Financial Condition and Results of Operations furnished as required by Item 303 of Regulation S-K.

Any statement in the documents incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus or the Registration Statement of which it is a part.

Copies of the Form 10-K (other than exhibits) will be provided without charge upon request to the Company's Secretary at 213 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577, telephone number (706)886-7571 or 1-(800)-282-0709.


                       REPORTS TO SECURITY HOLDERS

The Company provides each security holder with an annual report containing financial information that has been examined and reported upon, with an opinion expressed, by an independent public accountant. Additionally, the Company provides each security holder with a quarterly report containing unaudited financial information. Each of these reports for the current year are also available on the Company's web site at hppt://www.1ffc.com.

                                  -2-

                              RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, you may lose part or all of your investment.


We are subject to many laws and government regulations, and any changes in these laws or regulations may materially and adversely affect our financial condition and our business operations.

Our operations are subject to regulation by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions which, among other things, require that we obtain and maintain certain licenses and qualifications, limit the interest rates, fees and other charges we are allowed to charge, limit or prescribe other terms of our loans, require specified disclosures to borrowers, govern the sale and terms of insurance products that we offer and the insurers for which we act as agent, and define our rights to repossess and sell collateral. Although we believe that we are in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance that a change in such laws, or in the interpretation thereof, will not make our compliance therewith more difficult or expensive, restrict our ability to originate loans, further limit or restrict the amount of interest and other charges we earn under such loans, or otherwise adversely affect our financial condition or business operations.


An increase in the interest we pay on our debt and borrowings can materially and adversely affect our net interest margin.

The loans we make in the ordinary course of our business are subject to the interest rate and regulatory provisions of each applicable state's lending laws and are made at fixed rates which are not adjustable during the term of the loan. Since the loans are made at fixed interest rates and are made using the proceeds from the sale of our fixed and variable rate securities (including the securities offered hereby), we may experience a decrease in our net interest margin because increased interest costs cannot be passed on to all of our loan customers. Net interest margin represents the difference between the amount that we earn on loans and investments and the amount that we pay on debt securities and other borrowings. An increase in prevailing interest rates could adversely affect our net interest margin.


A decrease in the sale of our debt securities or an increase in requests for the redemption of the securities sold hereby may have a material adverse affect on our liquidity and financial condition.

Our liquidity depends on the sale of our debt securities, the continued availability of unused bank credit from our lenders and the collection of our receivables. Numerous investment alternatives have caused investors to evaluate more critically their investment opportunities. The securities offered hereby will have interest rates and redemption terms which we believe will generate sufficient sales of debt securities to meet our liquidity requirements. Although all of our debt securities are subject to redemption prior to maturity at the option of the holder thereof, we are not obligated to accept requests for redemption of Debentures during any interest adjustment period, and any requests for redemption during an interest adjustment period are subject to interest at one-half the stated rate. Based upon the our experience, we do not anticipate that redemptions will have a material adverse effect on our liquidity. However, there can be no assurance that we will not experience unanticipated declines in sales of securities or increases in redemption requests, either of which could have a material adverse effect on our liquidity or financial condition.


We rely on credit agreements with banks to meet our redemption obligations and fund a portion of our general operations. If we are unable to continue to borrow under these credit agreements, or if we are unable to collect our receivables, we may not be able to meet our obligations under the securities offered hereunder.

We have a Credit Agreement with three major banks under which we may make
                                 -3-

borrowings in order to meet the redemption requests of our security holders and our other liquidity and operating requirements. The Credit Agreement provides for maximum borrowings of $21,000,000 or 70% of the net finance receivables, whichever is less. Borrowings are on an unsecured basis at 1/4% above the prime rate of interest. In addition, there is a commitment fee of 5/8% of the available line less average borrowings and an agent's fee of 1/8% of the total line. The Credit Agreement has a commitment termination date of June 30 in any year in which written notice of termination is given by the banks. If written notice is given in accordance with the agreement, the outstanding balance of the loans shall be paid in full on the date which is three and one half years after the commitment termination date. The banks also may terminate the agreement upon the violation of any of the financial ratio requirements or covenants contained in the agreement or in June of any calendar year if our financial condition becomes unsatisfactory to the banks. Such financial ratio requirements include a minimum equity requirement, an interest expense coverage ratio and a minimum debt to equity ratio.

We have another Credit Agreement that provides for an additional $2,000,000 in borrowings for general operating purposes. This agreement provides for borrowings on an unsecured basis at 1/8% above the prime rate of interest and has a commitment termination date of July 1 in any year in which notice of termination is given by the bank. There can be no assurances that either of our Credit Agreements will continue to be available to us at their present amounts, or at all, because each is subject to periodic reviews by the lenders, which take into account our profitability, economic conditions and other lending criteria. We believe the available borrowings under the two aforementioned Credit Agreements will be adequate to meet the our presently anticipated funding needs for the foreseeable future.

Our liquidity is dependent, among other things, on the collection of our receivables. We continually monitor the delinquency status of its receivables and promptly institute collection efforts on each delinquent account. Delinquencies of our consumer finance receivables are likely to be affected by general economic conditions. Although current economic conditions have not had a material adverse effect on our ability to collect our receivables, no assurances can be given regarding future economic conditions or their effect on our ability to collect our receivables.

If one or more of the sources of funds discussed above are significantly curtailed for any reason, our ability to meet our obligations, including our obligations with respect to the securities offered hereby, could be adversely affected.


The Debentures are general and unsecured and are subordinate to our Senior Debt, and the holders of Senior Debt have priority over the Debenture holders to recover their investment in the event of our bankruptcy or dissolution.

The Debentures will be general, unsecured obligations of 1st Franklin Financial Corporation and subordinated in right of payment to all of our Senior Debt (as defined in "Description of Variable Rate Subordinated Debentures - Subordination"). We are not limited in the amount of additional Senior Debt or secured obligations we may incur. For information regarding Senior Debt outstanding as of a recent date, See Appendix I to this prospectus or the most recent prospectus supplement.

In the event of any insolvency or bankruptcy proceeding, or of any receivership, liquidation, reorganization or other similar proceeding in connection therewith, relative to 1st Franklin Financial Corporation or to our creditors, as such, or to our property, or in the event of any proceeding for voluntary liquidation, dissolution or other winding up of 1st Franklin Financial Corporation, whether or not involving insolvency or bankruptcy, then the holders of Senior Debt will be entitled to receive payment in full of all principal and interest on all Senior Debt before the holders of the Debentures are entitled to receive any payments.


The ability of our customers to repay their obligations to us depends on their continued financial stability; therefore, a recession or economic downturn which adversely affects the financial resources of our customers may have a materially adverse effect on our collections and profitability.

Because our business consists mainly of the making of loans to individuals who depend on their earnings to make their repayments, our continued profitable operation will depend to a large extent on the continued
                                  -4-

employment of those people and their ability to meet their financial obligations as they become due. In the event of a sustained recession or a significant downturn in business with consequent unemployment or continued increases in the number of personal bankruptcies among our typical customer base, which events are beyond our control, we could experience increased credit losses and our collection ratios and profitability could be adversely affected.


                 SUMMARY DESCRIPTION OF SECURITIES OFFERED

    The following is a summary of the principal features of the securities being offered hereby. For a more detailed discussion, see "Description of Variable Rate Subordinated Debentures".

                   Variable Rate Subordinated Debentures
-----------------------------------------------------------------------------
Denominations             Established weekly by the Company.
-----------------------------------------------------------------------------
Indenture Trustee         The Debentures will be issued pursuant to an
                          indenture between the Company and Synovus Trust
                          Company, an affiliate of Columbus Bank and Trust
                          Company, as trustee.
-----------------------------------------------------------------------------
Interest Rate             Weekly offering rate, compounded daily, for each
                          established amount.
-----------------------------------------------------------------------------
Interest Adjustment       Rate adjusted at the end of each interest
                          adjustment period to the current interest rate,
                          compounded daily.
-----------------------------------------------------------------------------
Payment of Interest       Interest will be earned daily and will be payable
                          at any time at the holder's request.
-----------------------------------------------------------------------------
Maturity                  Four years from date of issue but may be redeemed
                          at the end of any interest adjustment period
                          without penalty.
-----------------------------------------------------------------------------
Redemption by Holder      At the end of any interest adjustment period
                          without penalty; redemption at any other time
                          subject to an interest penalty.
-----------------------------------------------------------------------------
Redemption by Company     The Company may redeem prior to maturity upon 30
                          days written notice to holder for a price equal to
                          principal plus interest accrued to date of
                          redemption.
-----------------------------------------------------------------------------
Extension of Maturity     Maturity of each Debenture is automatically
                          extended on its original terms for one additional
                          four-year term subject to Interest Adjustment.
                          Holder may prevent such extension by redeeming the
                          Debenture within 15 days after maturity.  The
                          Company will notify holders 30 days in advance of
                          maturity date.
-----------------------------------------------------------------------------
Compound Interest         Debentures are offered at interest rates which are
                          compounded daily. Examples of annualized effective yields for daily compounded rates are set forth below:

                                    Example           Effective
                                    Nominal            Annual
                                     Rates              Yield

                                      5.0%               5.13%
                                      6.0                6.18
                                      7.0                7.25
                                      8.0                8.33
                                      9.0                9.42

                                 -5-

                             THE COMPANY

1st Franklin Financial Corporation has been engaged in the consumer finance business since 1941, particularly in making and servicing direct cash, real estate and sales finance loans. The business is operated through 97 branch offices in Georgia, 33 in Alabama, 22 in South Carolina, 13 in Mississippi,
11 in Louisiana and 2 in North Carolina. We fund our loan demand through a combination of debt securities and a Credit Agreement with three major banks. This Agreement provides for borrowings on an unsecured basis up to $21,000,000 or 70% of the net finance receivables (as defined by the Credit Agreement), whichever is less. Appendix I hereto sets forth the amount of unused borrowings under the Credit Agreement as of December 31, 1999.

                             USE OF PROCEEDS

Net proceeds from sales of the securities offered hereby, after payment of estimated expenses of $35,600, will be placed in the general treasury of the Company as sales are made. No segregation of proceeds will be made, but the Company expects to use the net proceeds for the redemption of senior and subordinated securities as such debtholders request redemption over the next two years. Such subordinated securities include debentures of the same series as the Debentures offered hereby; such senior securities include senior demand notes of the Company, which are sold from time to time in varying principal amounts and at various interest rates. The Company can not presently estimate the amount of proceeds which will be required to make mandatory redemption payments. Any proceeds not used for redemptions will be used to repay bank borrowings and repay amounts outstanding under the Company's commercial paper program as such amounts come due, make additional consumer finance loans and for general operating purposes.

                          PLAN OF DISTRIBUTION

The Debentures will be offered by the Company through its executive officers. No selling commissions or other remunerations will be paid directly or indirectly to any officers, directors or employees of the Company in connection with the sale of the Debentures. All proceeds from sales of the Debentures will be placed in the general treasury of the Company as sales are made (See "Use of Proceeds"). All offering expenses, including registration fees, printing, advertising, postage and professional fees, will be paid by the Company.

The offering is to be conducted by the Company through its executive officers and there is no assurance that all of the securities offered herein will be sold. The offering, however, is not made contingent upon any minimum amount of securities being sold.

The Debentures will be sold and redeemed at the Company's executive office located at 213 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577. The telephone number is (706) 886-7571 or 1-(800)-282-0709.

                       FORWARD-LOOKING INFORMATION

This registration statement contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the risks we face and that are described in the "Risk Factors" section above and as otherwise described in our Form 10-K and the other periodic reports that we file with the Commission from time to time. If any of the events described in th "Risk Factors" section and elsewhere in this prospectus occur, they could have an adverse affect on the Company's business, financial condition and results of operation. The Company is not obligated to update any forward-looking statements.
                                 -6-

           DESCRIPTION OF VARIABLE RATE SUBORDINATED DEBENTURES

General

In January 1995, Columbus Bank and Trust Company (the prior trustee under the Variable Rate Indenture) transferred its trust operations to its new separate trust company affiliate named Synovus Trust Company, which has thereby become the Trustee (hereinafter called the "Trustee") under the Variable Rate Indenture. All references to the Trustee in this Prospectus and the Registration Statement of which it is a part shall be deemed to refer to Synovus Trust Company unless the context otherwise requires. The Company has been informed that the counsel to Columbus Bank and Trust Company believes that pursuant to applicable banking regulations and by agreement with the Company, Columbus Bank and Trust Company remains responsible to holders of Debentures for all actions of Synovus Trust Company as if performed by Columbus Bank and Trust Company itself. The following statements with respect to the Debentures are subject to the detailed provisions of the Variable Rate Indenture. Whenever any particular article or section of the Variable Rate Indenture is referred to, the statement made in connection with such reference is qualified in its entirety by such reference.

The Debentures are registered and issued without coupons in Series form. Any amount of any Series may be issued. There is no limit on the principal amount of Debentures of any Series, or of all Series issuable under the Variable Rate Indenture. The dollar amount of Debentures outstanding under the Variable Rate Indenture as of a recent date is set forth on Appendix I. The Company and the Trustee may amend the Variable Rate Indenture to limit the principal amount of a particular Series or to allow additional Series of Debentures with no limitations as to the maximum amount of any increase or to the number of increases which may be made. The Company may change the interest rates and the maturities of the Debentures offered herein and of any subsequent Series which may be offered, provided that no such change shall affect any Debenture of any Series issued prior to the date of change.

The Debentures are direct obligations of the Company, but are not secured. Principal and interest are payable at the executive office of the Company in Toccoa, Georgia. The Debentures are executed by the Company and authenticated and delivered to the purchaser by the Trustee upon written order of the Company.

Established Features of Series 1 Debentures

The Variable Rate Subordinated Debentures Series 1 ("Series 1 Debentures") offered herein are issued and dated as of the date when purchased. The interest rate for a Series 1 Debenture is compounded daily and is payable at any time at the holder's request. This request may be made to the Company by phone, mail or in person at the Investment Center. The Series 1 Debentures mature four years from date of issue, and may be extended for one additional four-year term as described under "Extension After Maturity".

Each Thursday, on a weekly basis, the Company establishes various minimum purchase amounts with varying interest rates and interest adjustment periods ("established features") for each respective minimum purchase amount. The purchase amount and the interest adjustment period thereby established are maintained for the term of the Series 1 Debenture. The interest rate at which the Series 1 Debenture is sold is set only for the initial interest adjustment period. The Company anticipates that it will offer the Series 1 Debentures with interest rate adjustment periods ranging from one month to four years.

At the end of each interest adjustment period the Company will notify the holder by mail of the new interest rate, which will be the same interest rate that is applicable to all new Series 1 Debentures being offered during the same week and at the same terms. The new interest rate will be determined by the Company, in its discretion, based on general market rates of interest. If the holder elects to retain the Series 1 Debenture at the new rate, no action is required of the holder as the new rate will become effective as of the first day of the interest adjustment period. If the holder elects not to accept the new rate, the holder can redeem the Series 1 Debenture without penalty at the end of the interest adjustment period, either in person or by mail. See "Redemption at Request of Holder Prior to Maturity".
                                 -7-

Debentures with the current established features are available for the period from Thursday through the following Wednesday. The current established features are applicable to all Series 1 Debentures sold by the Company during that period. The Company publishes this information in a newspaper of general circulation and, in addition, such information may be obtained from the Company's web site maintained at http://www.1ffc.com or directly from the Company's executive offices in Toccoa, Georgia.
Established features are also set forth in Rule 424(b)(2) prospectus supplements that are filed weekly with the Securities and Exchange Commission.

Subordination

The payment of the principal of and interest on the Debentures is subordinate in right of payment, as set forth in Article Ten of the Variable Rate Indenture, to all Senior Debt of the Company.

The term "Senior Debt" means all indebtedness of the Company outstanding at any time except debt of the Company that by its terms is not senior in right of payment to the Debentures, and indebtedness represented by the Company's outstanding Debentures, all of which are pari passu.

The indebtedness evidenced by the Debentures shall, in case the Debentures are declared due and payable before their expressed maturity because of the occurrence of a default under the Variable Rate Indenture, be entitled to payment only after there shall have been paid in full all principal and interest on such Senior Debt. Likewise, in the event of any insolvency or bankruptcy proceeding, or of any receivership, liquidation, reorganization or other similar proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its property, or in the event of any proceeding for voluntary liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy, then the holders of Senior Debt shall be entitled to receive payment in full of all principal and interest on all Senior Debt before the holders of the Debentures are entitled to receive any payments.

The amount of the Company's Senior Debt outstanding at a recent date is set forth in Appendix I.

Redemption by Company Prior to Maturity

The Company may redeem any Debenture of any Series at any time prior to maturity for a redemption price equal to the principal amount plus any unpaid interest thereon to date of redemption. The Company will notify Debentureholders whose Debentures are to be redeemed not less than 30 nor more than 60 days prior to the date fixed for redemption. In the event the entire Series is not called for redemption, the redemption call shall be made pro rata.

Redemption at Request of Holder Prior to Maturity

At the request of the holder, the Company will redeem any Series 1 Debenture at the end of any interest adjustment period for a redemption price equal to the principal amount plus any unpaid interest thereon to date of redemption.

At the request of the holder, the Company may, at its option, redeem any Series 1 Debenture during any interest adjustment period for a price equal to the principal amount plus interest at one-half the stated rate on the Series 1 Debenture.

If the holder dies before maturity, the Company may, at its option, redeem any Series 1 Debenture for a redemption price equal to the principal amount plus any unpaid interest thereon to date of redemption. Historically, the Company has honored all such requests for early redemption.

All redemptions will be made at the Company's executive offices in Toccoa, Georgia, either in person or by mail.

Extension After Maturity

The maturity of a Series 1 Debenture will be automatically extended from the original maturity date for a period equal to the original term of such Series 1 Debenture unless the holder submits the Series 1 Debenture for redemption within 15 days after its maturity or the Company tenders the amount due the holder within 15 days after maturity. In the event of such an extension, all provisions of the Series 1 Debenture will remain unchanged with the exception of the interest rate which will be changed in accordance with the interest adjustment provision. If the Company does not elect to tender payment, it will notify the holder of this extension provision at least 30 days prior to the maturity date.

Restrictions Upon the Company

There are no restrictions in the Variable Rate Indenture against the issuance of additional securities or the incurring of additional debt including Senior Debt and secured obligations.

Modification of the Variable Rate Indenture

The Variable Rate Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than two-thirds of the outstanding principal amount of the Debentures, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Variable Rate Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of such Debentures; provided, however, that no such supplemental indenture shall change the fixed maturity of any Debenture, reduce the principal amount thereof, reduce the rate, change the time of payment of interest thereon, reduce the amount of Debentures whose holders must consent to an amendment, or make any changes regarding the Variable Rate Indenture that relate to waiver of default, the rights of holders to receive payments, and the requirements of consent of the Debentureholders, without the consent of the holder of each Debenture so affected.

The Company and the Trustee may amend the Variable Rate Indenture to allow the issuance of additional amounts of a particular Series or additional Series of Debentures without the consent of the Debentureholders. There are no limitations as to the maximum amount of any increase or to the number of increases which may be made. The Company may change the interest rates and the maturities of the Debentures offered hereby and of any subsequent Series which may be offered without entering into a supplemental indenture, provided that no such change will affect any Debenture of any Series issued prior to the date of change.

Events of Default and Notice Thereof

An Event of Default is defined by the Variable Rate Indenture to mean any of the following: (a) failure to pay principal upon any Debenture when the same becomes due; (b) failure to pay interest upon any Debenture when the same becomes due and the Default continues for 30 days; (c) failure, after notice from the Trustee or from the holders of at least 25% in principal amount of the Debentures of the affected Series, to observe or perform within 30 days any of the covenants contained in the Variable Rate Indenture or Debentures; or (d) the occurrence of certain events of bankruptcy, insolvency or reorganization.

The Variable Rate Indenture provides that the Trustee shall, within 90 days after the occurrence thereof, give the registered holders of the Debentures notice of any existing default known to the Trustee, but, except in case of a default in the payment of principal or interest, the Trustee may withhold such notice if and for so long as the Trustee in good faith determines that the withholding of such notice is in the interest of such holders.

Rights on Default

The Trustee by notice to the Company, or the holders of at least 25% in principal amount of the Debentures of the affected Series, may declare the principal of and accrued interest on all Debentures due upon the happening of any of the Events of Default specified in the Variable Rate Indenture, but the holders of a majority of the outstanding principal amount of such Debentures may waive any default and rescind such declaration if the default is cured within the 30 day period, except a default in the payment of the principal of or interest on any Debenture or a default on Senior Debt. The holders of a majority of the outstanding principal amount of the Debentures of the affected Series may direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee, but the Trustee may decline to follow any direction that conflicts with law, provisions of the Variable Rate Indenture, or is unduly prejudicial to the rights of the other Debentureholders or would involve the Trustee in personal liability. Holders may not institute any proceeding to enforce the Variable Rate Indenture unless the Trustee refuses to act for 60 days after request from the holders of at least 25% in principal amount of the Debentures of the affected Series and during such 60 day period the holders of a majority in principal amount do not give the Trustee a direction inconsistent with the request, and tender to the Trustee of satisfactory indemnity. Nevertheless, any holder may enforce the payment of the principal of and interest on the holder's Debenture when due.

Concerning the Trustee

The Trustee does not have any other business relationship with the Company. The Trustee maintains its principal corporate trust office in Columbus, Georgia.

Evidence to be Furnished Trustee

The Variable Rate Indenture provides that, as evidence of compliance with the conditions precedent provided for in the Variable Rate Indenture relating to any action to be taken by the Trustee upon the application or demand of the Company, the Company shall furnish to the Trustee an officer's certificate and an opinion of counsel stating that all such conditions precedent have been met. Within 120 days after the end of each fiscal year, the Company shall file with the Trustee an officer's certificate stating whether or not, to the best knowledge of the signers, the Company is in default in the performance of any covenant, agreement or condition contained in the Variable Rate Indenture and, if so, specifying each such default, and, with respect to each, the action taken or proposed to be taken by the Company to remedy such default.


                             LEGAL OPINION

The validity of the securities offered hereby has been passed upon for the Company by Jones, Day, Reavis & Pogue, Atlanta, Georgia.

                   1st FRANKLIN FINANCIAL CORPORATION

                        Appendix I to Prospectus
                   Information as of December 31, 1999


1.  Ratio of Earnings to Fixed Charges:


                            December 31
           -----------------------------------------------
           1999      1998      1997      1996        1995
           ----      ----      ----      ----        ----
           2.00      1.94      1.72      1.95        2.06


2.  Unused borrowings under the $21,000,000 Credit
    Agreement......................................... $ 20,035,000


3.  Debentures outstanding under Indenture............ $ 35,246,639


4.  Senior Debt (as defined under the caption
    "Description of Variable Rate Subordinated
    Debentures - Subordination") outstanding.......... $113,889,641


A more current Appendix I, if appropriate, will be attached to the cover page of this Prospectus as a supplement. If attached, that supplemental Appendix I supersedes this information.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the securities covered by this prospectus only in jurisdictions where these ofers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities covered hereby.



                           TABLE OF CONTENTS


     Available Information . . . . . . . . . . . . . . . . .    2
     Incorporation of Certain Documents by Reference . . . .    2
     Reports to Security Holders . . . . . . . . . . . . . .    2
     Risk Factors. . . . . . . . . . . . . . . . . . . . . .    3
     Summary Description of Securities Offered . . . . . . .    5
     The Company . . . . . . . . . . . . . . . . . . . . . .    6
     Use of Proceeds . . . . . . . . . . . . . . . . . . . .    6
     Plan of Distribution. . . . . . . . . . . . . . . . . .    6
     Forward-Looking Information . . . . . . . . . . . . . .    6
     Description of Variable Rate Subordinated Debentures. .    7
     Legal Opinion . . . . . . . . . . . . . . . . . . . . .   10
     Appendix I. . . . . . . . . . . . . . . . . . . . . . .   11











                              $20,000,000

               Variable Rate Subordinated Debentures -

                               Series 1

             PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution
-----------------------------------------------------
  The expenses to be incurred in the issuance and distribution of the securities being registered are estimated as follows:

      Filing Fee - Securities and Exchange
           Commission. . . . . . . . . . . . . . .      $ 5,280
      Registration Fees in States. . . . . . . . .        1,000
      Legal Fees and Expenses. . . . . . . . . . .        8,500
      Accounting Fees. . . . . . . . . . . . . . .        2,500
      Printing Cost. . . . . . . . . . . . . . . .          500
      Advertising. . . . . . . . . . . . . . . . .        5,000
      Trustee's Fees . . . . . . . . . . . . . . .       10,600
      Postage and Miscellaneous. . . . . . . . . .        3,500
                                                        -------
           Total . . . . . . . . . . . . . . . . .      $36,880
                                                        =======

Item 15.  Indemnification of Directors and Officers
---------------------------------------------------
  The registrant has, pursuant to the authority granted in Section 14-2-851 of the Official Code of Georgia Annotated, agreed to indemnify any officer or director of the registrant against any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by him in any action, suit or proceeding brought or threatened to be brought against him by reason of the fact that he is or was an officer or director of the registrant if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 16. Exhibits
-----------------
  4. (a) The Variable Rate Indenture dated October 31, 1984 between the registrant and The First National Bank of Gainesville, Trustee. (Incorporated by reference to Exhibit 4(a) to the registrant's Amendment No. 1 dated April 24, 1998 to the Registration Statement on Form S-2, Registration No. 333-47515.)

      (b) Form of Variable Rate Subordinated Debenture. (Incorporated by reference to Exhibit 4(b) to the registrant's Registration Statement on Form S-2, Registration No. 33-25180.)

      (c) Agreement of Resignation, Appointment and Acceptance dated as of May 28, 1993 between the registrant, the First National Bank of Gainesville, and Columbus Bank and Trust Company. (Incorporated herein by reference to Exhibit 4(c) to the registrant's Post-Effective Amendment No. 1 dated June 8, 1993 to the Registration Statement on Form S-2, Registration No. 33-49151.)

      (d) Modification of Indenture dated March 29, 1995. (Incorporated herein by reference to Exhibit 4(b) to the registrant's Form 10-K for the year ended December 31, 1994, No. 2-27985.)

  5.  Opinion of Counsel (to be filed by amendment).
                                 II-1

 10. (a) Credit Agreement dated May, 1993 between the registrant and SouthTrust Bank of Georgia, N.A..(Incorporated by reference to Exhibit 10(a) to the registrant's Form 10-K for the year ended December 31, 1993, No. 2-27985.)

      (b) Revolving Credit Agreement dated October 1, 1985 as amended November 10, 1986; March 1, 1988; August 31, 1989 and May 1, 1990,
           among the registrant and the banks named therein (Incorporated by reference to Exhibit 10 to the registrant's Form SE dated
           November 9, 1990.)

      (c) Fifth Amendment to Revolving Credit Agreement dated April 23, 1992. (Incorporated by reference to Exhibit 10(c) to the Registrant's Form SE dated November 5, 1992.)

      (d) Sixth Amendment to Revolving Credit Agreement dated July 20, 1992. (Incorporated by reference to Exhibit 10(d) to the Registrant's Form SE dated November 5, 1992.)

      (e) Seventh Amendment to Revolving Credit Agreement dated June 20, 1994. (Incorporated by reference to Exhibit 10(e) to the Registrant's Registration Statement on Form S-2, Registration No. 33-56299.)

      (f) Merger of 1st Franklin Corporation with 1st Franklin Financial Corporation Consent, Waiver and Eighth Amendment to Revolving Credit and Term Loan Agreement. (Incorporated herein by reference to Exhibit 10(f) from Form 10-K for the fiscal year ended
           December 31, 1994.)

      (g) Ninth Amendment to Revolving Credit Agreement and Term Loan Agreement dated June 20, 1996. (Incorporated herein by reference to Exhibit 10(g) from Form 10-K for the fiscal year ended December 31, 1996.)

      (h) Tenth Amendment to Revolving Credit Agreement and Term Loan Agreement dated January 23, 1998. (Incorporated herein by reference to Exhibit 10(h) from the registrant's Form S-2 Registration statement on Form S-2, Registration No. 333-47515.)

      (i) Eleventh Amendment to Revolving Credit Agreement and Term Loan Agreement dated May 27, 1998. (Incorporated herein by reference to Exhibit 10(i) from Form 10-K for the fiscal year ended December 31, 1998.)

      (j) Twelfth Amendment to Revolving Credit Agreement and Term Loan Agreement dated June 30, 1999.

 11. Computation of Earnings per Share can be determined from the Consolidated Statement of Income and Retained Earnings contained in the Registrant's Annual Report to Security Holders for the fiscal year ended December 31, 1999, incorporated herein by reference.

 12.  Calculation of Ratio of Earnings to Fixed Charges.

 13.  Annual Report to securities holders for the year ended
      December 31, 1999.

 23.  (a)  Consent of Independent Public Accountants.

      (b)  Consent of Counsel (to be filed by amendment).

 25. Form T-1 as to the eligibility and qualification of Synovus Trust Company, Trustee, under the indenture dated as of October 31, 1984 (modified March 29, 1995) between the registrant and Synovus Trust Company, an affiliate of Columbus Bank and Trust Company.
                                 II-2


 25.1-P A copy of the Charter and/or Articles of Incorporation of the Columbus Bank and Trust Company, (Incorporated by reference to
           Exhibit 25.1 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

 25.1-1 A copy of the Charter and/or Articles of Incorporation of the Synovus Trust Company. (Incorporated by reference to
           Exhibit 25.1-1 of the registrant's Registration Statement on Form S-2, Registration No. 333-1007 dated February 29, 1996.)

 25.4-P Copy of the bylaws of Columbus Bank and Trust, as now in effect. (Incorporated by reference to Exhibit 25.4 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

 25.4-1 Copy of the bylaws of Synovus Trust Company, as now in effect. (Incorporated by reference to Exhibit 25.4-1 of the registrant's Registration Statement on form S-2, Registration No. 333-1007 dated February 29, 1996.)

 25.6      Consent of Trustee

 25.7      Call Report of Trustee's affiliate

Item 17.   Undertakings

  The undersigned registrant hereby undertakes:

      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
           (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price present no more than a twenty percent change in maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (iv) to file weekly with the Securities and Exchange Commission a Rule 424(b)(2) prospectus supplement setting forth the established features (as defined in the prospectus).

      (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

 The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated

                                 II-3

 by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toccoa, State of Georgia, on the 10 day of April, 2000.
                                          1st FRANKLIN FINANCIAL CORPORATION

                                                  /s/ Ben F. Cheek, III
                                             ------------------------------
                                                  Ben F. Cheek, III
                                                  Chairman of the Board


KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ben F. Cheek, III and A. Roger Guimond, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated:

     Signature                    Title                           Date
     ---------                    -----                           ----

/s/ Ben F. Cheek, III
----------------------
Ben F. Cheek, III         Chairman of the Board;              April 10, 2000
                          Principal Executive Officer;        --------------
                          Director

/s/ T. Bruce Childs
----------------------
T. Bruce Childs           President                           April 10, 2000
                                                              --------------

s/ A. Roger Guimond
----------------------
A. Roger Guimond          Vice President;
                          Principal Financial Officer;
                          Principal Accounting Officer        April 10, 2000
                                                              --------------

/s/ Lorene M. Cheek
----------------------
Mrs. Lorene M. Cheek      Director                            April 10, 2000
                                                              --------------

/s/ Jack Stovall
----------------------
Jack Stovall              Director                            April 10, 2000
                                                              --------------

/s/ Robert E. Thompson
----------------------
Robert E. Thompson        Director                            April 10, 2000
                                                              --------------

                                 II-5